EXHIBIT 18





February 14, 1996


Board of Directors
Southdown, Inc.
Houston, Texas

Dear Sirs:

We have audited the consolidated financial statements of Southdown, Inc. as of December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995, included in your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated February 14, 1996. Note 2 to such consolidated financial statements contains a description of your change during the year ended December 31, 1995 in the method of accounting for your cement segment cost of goods sold in interim periods to reflect actual costs incurred on a quarterly basis rather than standard cost. In our judgment, such change is to an alternative accounting principle that is preferable under the circumstances.

Yours truly,




DELOITTE & TOUCHE LLP

Houston, Texas